SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                             MCG Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58047P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gavin Saitowitz
                        Springbok Capital Management, LLC
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6681

                                  Jaime Lester
                             Soundpost Partners, LP
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 920-8388

                                 Jeffrey Keswin
                             Lyrical Partners, L.P.
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6640

                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

------------------------------                             --------------------
CUSIP NO.    58047P107              SCHEDULE 13D/A         PAGE 2 of 18 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Management, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    418,212
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                418,212
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.    58047P107              SCHEDULE 13D/A         PAGE 3 of 18 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Onshore, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    711,551
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                711,551
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.    58047P107              SCHEDULE 13D/A         PAGE 4 of 18 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Gavin Saitowitz
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF; AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,000
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,129,763
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,129,763
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.    58047P107              SCHEDULE 13D/A         PAGE 5 of 18 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Soundpost Partners, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,229,098
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,229,098
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.    58047P107              SCHEDULE 13D/A         PAGE 6 of 18 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jaime Lester
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,229,098
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,229,098
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.    58047P107              SCHEDULE 13D/A         PAGE 7 of 18 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lyrical Partners, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,194,739
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,194,739
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.    58047P107              SCHEDULE 13D/A         PAGE 8 of 18 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jeffrey Keswin
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,194,739
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,194,739
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 9 of 18 PAGES
------------------------------                             --------------------


Item 1.       Security and Issuer.

      This Amendment No. 1 ("Amendment No. 1") is filed with respect to shares of common stock, $0.01 par value per share (the "Common Stock"), of MCG Capital Corporation, a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 20, 2009 and amends and supplements the Schedule 13D filed on November 20, 2008 (the "Original Schedule 13D"). Except as set forth herein, the Original Schedule 13D is unmodified.

Item 2.       Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

       (a) This Statement is being filed by: (i) Springbok Capital Management, LLC, a Delaware limited liability company ("Springbok"), the investment manager of Springbok Capital Offshore, Ltd., a Cayman exempted company ("Springbok Offshore") and Springbok Capital Investors, LP, a Delaware limited partnership ("Springbok Onshore,"); (ii) Springbok Capital Onshore, LLC, a Delaware limited liability company ("Springbok LLC" and together with Springbok, the "Springbok Entities"); (iii) Mr. Gavin Saitowitz, a principal of Springbok, with respect to the shares of the Issuer's Common Stock owned by the Springbok Entities and with respect to shares of the Issuer's Common Stock owned individually by Mr. Saitowitz; (iv) Soundpost Partners, LP, a Delaware limited partnership ("Soundpost"), the investment manager of Soundpost Capital, LP, a Delaware limited partnership ("Soundpost Onshore") and Soundpost Capital Offshore, Ltd., a Cayman exempted company ("Soundpost Offshore"); (v) Mr. Jaime Lester, a principal of Soundpost, with respect to shares of the Issuer's Common Stock owned by Soundpost; (vi) Lyrical Partners, L.P., a Delaware limited partnership ("Lyrical"), the investment manager of Lyrical Opportunity Partners II, L.P., a Delaware limited partnership ("Lyrical Onshore") and Lyrical Opportunity Partners II, Ltd., a Cayman exempted company ("Lyrical Offshore"); and (vii) Mr. Jeffrey Keswin, a principal of Lyrical, with respect to shares of the Issuer's Common Stock owned by Lyrical (the persons mentioned in (i)-(vii) are referred to herein as the "Reporting Persons"). Mr. Saitowitz is the sole managing member of Springbok. Mr. Lester is the sole managing member of Soundpost. Mr. Keswin is the sole managing partner of Lyrical.

      As discussed further in Item 5, the Reporting Persons may be deemed to be part of a group (the "Group") and, as such, have agreed jointly to file this Amendment No. 1 pursuant to an Amended and Restated Joint Filing Agreement (see
Exhibit 99.7, attached hereto).

      Information that should be disclosed under this Item 2 regarding the Directors, Executive Officers, General Partners and/or Managing Members of the applicable Reporting Persons is included on Appendix A hereto.

       (b) The principal business address of each of the Reporting Persons is 405 Park Avenue, 6th Floor, New York, New York 10022.

       (c) The principal business of Springbok Capital is to provide investment management services to private individuals and institutions. Both Springbok Onshore and Springbok Offshore are advised by Springbok Capital. The principal business of Springbok LLC is to hold investment assets. Gavin Saitowitz is a principal of Springbok Capital and his principal business is investment management.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 10 of 18 PAGES
------------------------------                             --------------------
      The principal business of Soundpost is to provide investment management services to private individuals and institutions. Both Soundpost Onshore and Soundpost Offshore are advised by Soundpost. Jaime Lester is a principal of Soundpost and his principal business is investment management.

      The principal business of Lyrical is to provide investment management services to private individuals and institutions. Both Lyrical Onshore and Lyrical Offshore are advised by Lyrical. Jeffrey Keswin is a principal of Lyrical and his primary business is investment management.

       (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Messrs. Saitowitz, Lester and Keswin are United States citizens.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Springbok Entities

The 1,129,763 shares of Common Stock reported herein as being directly beneficially owned by the Springbok Entities were acquired at an aggregate purchase price of approximately $3.4 million. Such shares were acquired with the working capital of Springbok LLC, Springbok Offshore and Springbok Onshore, and/or with borrowings made against margin accounts in the ordinary course of business.

In addition, shares of Common Stock that were transferred from Gavin Saitowitz to Springbok LLC were acquired with Mr. Saitowitz's personal funds and/or with borrowings made against margin accounts in the ordinary course of business.

Soundpost

The 3,229,098 shares of Common Stock reported herein as being directly beneficially owned by Soundpost were acquired at an aggregate purchase price of approximately $2.3 million. Such shares were acquired with the working capital of Soundpost Offshore and Soundpost Onshore and/or with borrowings made against margin accounts in the ordinary course of business.

Lyrical

The 3,194,739 shares of Common Stock reported herein as being directly beneficially owned by Lyrical were acquired at an aggregate purchase price of approximately $2.3 million. Such shares were acquired with the working capital of Lyrical Offshore and Lyrical Onshore and/or with borrowings made against margin accounts in the ordinary course of business.

Mr. Saitowitz

The 1,000 shares of Common Stock reported herein as being directly beneficially owned by Mr. Saitowitz were acquired at an aggregate purchase price of approximately $2,942.00. Such shares were acquired with Mr. Saitowitz's personal

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 11 of 18 PAGES
------------------------------                             --------------------
funds and/or with borrowings made against margin accounts in the ordinary course of business.

Item 4.       Purpose of Transaction.

The final two paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

      On January 16, 2009, Gavin Saitowitz and Springbok LLC delivered a notice of intent to nominate directors at the 2009 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") (the "Notice"). As indicated in the Notice, their proposed nominees are Mr. Saitowitz, Mr. Edward Gage, who is the Chief Financial Officer of Lyrical, and Mr. Robert S. Everett, who is an independent business consultant. The Reporting Persons support the nomination and election of such nominees because they believe that their election would add Board representatives whose interests would be more closely aligned with the interests of stockholders in maximizing stockholder value. Specifically, the Reporting Persons believe that the nominees could seek to explore alternatives that would generate cost savings for the Issuer, as well as potential combinations, capital infusions, restructurings or refinancings, which could generate significantly higher rates of return for the stockholders.

      Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing its intention with respect to any and all matters referred in
Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Company.

Item 5 is hereby amended and restated in its entirety as follows:

       (a) On January 16, 2009, the Springbok Entities and Gavin Saitowitz effected an internal restructuring, whereby Springbok Capital Master Fund, LP, a Delaware limited partnership, transferred the entirety of its holdings in the Issuer's securities as follows: (a) 94,414 shares of Common Stock to Springbok Onshore; (b) 323,798 shares of Common Stock to Springbok Offshore; and (c) 223,651 shares of Common Stock to Springbok LLC. Concurrently, Gavin Saitowitz transferred 487,800 shares of Common Stock to Springbok LLC.

      As of the close of business on January 20, 2009, the Springbok Entities, together with Gavin Saitowitz, beneficially owned an aggregate of 1,130,763 shares of Common Stock (consisting of (i) 418,212 shares of Common Stock deemed

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 12 of 18 PAGES
------------------------------                             --------------------
beneficially owned by Springbok, as the investment manager of Springbok Onshore, the beneficial owner of 94,414 shares, and Springbok Offshore, the beneficial owner of 323,788 shares, (ii) 711,551 shares of Common Stock beneficially owned by Springbok LLC and (iii) 1,000 shares of Common Stock beneficially owned by Gavin Saitowitz individually), constituting approximately 1.5% of the total Common Stock outstanding; Soundpost, together with Jaime Lester, beneficially owned an aggregate of 3,229,098 shares of Common Stock (consisting of (i) 2,072,175 shares beneficially owned by Soundpost Onshore and (ii) 1,156,923 shares beneficially owned by Soundpost Offshore), constituting approximately 4.2% of the total Common Stock outstanding; and Lyrical, together with Jeffrey Keswin, beneficially owned an aggregate of 3,194,739 shares of Common Stock (consisting of (i) 1,488,300 shares beneficially owned by Lyrical Onshore and (ii) 1,706,439 shares beneficially owned by Lyrical Offshore), constituting approximately 4.2% of the total Common Stock outstanding. As disclosed in the Original Schedule 13D, Springbok Capital, Lyrical and Soundpost entered into an Amended and Restated Term Sheet, filed as Exhibit 99.5 to the Original Schedule 13D, which conferred upon the parties certain rights and obligations with regard to the Common Stock owned by the Reporting Persons. As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 9.9% of the Issuer's Common Stock. The aggregate percentage of Shares beneficially owned is based upon 76,116,769 shares of Common Stock outstanding as of October 28, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

       (b) The Reporting Persons have shared voting and dispositive power over the 1,129,763 shares of Common Stock deemed beneficially owned by the Springbok Entities (excluding the 1,000 shares held individually by Gavin Saitowitz), the 3,229,098 shares of Common Stock deemed beneficially owned by Soundpost and the 3,194,739 shares of Common Stock deemed beneficially owned by Lyrical. Gavin Saitowitz has sole voting and dispositive power over the 1,000 shares of Common Stock he beneficially owns individually.

       (c) Information concerning transactions in shares of the Issuer's Common Stock effected by the Reporting Persons in the last sixty (60) days is attached hereto as Appendix B.

       (d) Pursuant to the Amended and Restated Term Sheet, Springbok Capital is entitled to receive 5% of each of Soundpost's and Lyrical's respective aggregate realized profits (including dividends received) for the period commencing on November 10, 2008 and ending on December 31, 2013 with respect to shares of the Issuer's Common Shares held by them during such period, and all such profits will be deemed to have been realized as of December 31, 2013, if not realized sooner.

      Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock connection with the transactions described in this Amendment No. 1.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended to include the following penultimate paragraphs:

      On January 20, 2009, the Reporting Persons withdrew their Request for Confidential Treatment that had been submitted to the Securities and Exchange

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 13 of 18 PAGES
------------------------------                             --------------------
Commission on November 21, 2008, regarding certain information contained in the Amended and Restated Term Sheet. The primary reason for withdrawing the request was that the terms previously omitted have been substantially satisfied by the relevant parties and are no longer of a highly-sensitive nature.

      The relevant paragraph of the Amended and Restated Term Sheet is set forth below, with the previously-omitted information included. Information previously omitted is denoted in brackets:

      "The Co-Venturing Parties further agree to purchase, at their reasonable trading discretion and subject to force majeure, an additional [3,800,000] shares of common stock of MCG (or such other number as shall be agreed among the parties), provided that the parties shall ensure that their aggregate MCG common stock holdings shall not exceed 14.99% of the issued and outstanding common stock of MCG; provided, further, that the Co-Venturing Parties shall have no obligation to purchase any MCG common stock if the cost of such shares exceeds a price as to be agreed from time to time among the parties and which shall initially be $[2.00] per share or if any such purchase would cause the average cost basis of such shares acquired by the Co-Venturing Parties (excluding any shares acquired from Springbok) to exceed an amount to be agreed from time to time among the parties and which shall initially be $[1.25] per share."

Item 7.       Material to be Filed as Exhibits.

Appendix A - Information regarding the Directors, Executive Officers, General Partners and/or Managing Members of the Reporting Persons, as applicable.

Appendix B - Transactions effected by the Reporting Persons in the Issuer's Common Stock in the last sixty (60) days.

Exhibit 99.7 - Amended and Restated Joint Filing Agreement, dated January 21, 2009.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 14 of 18 PAGES
------------------------------                             --------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 21, 2009


                                   SPRINGBOK CAPITAL MANAGEMENT, LLC


                                   By:/s/ Gavin Saitowitz
                                      -------------------------------------
                                   Name: Gavin Saitowitz
                                   Title: Managing Member

                                   SPRINGBOK CAPITAL ONSHORE, LLC

                                   By:/s/ Gavin Saitowitz
                                      -------------------------------------
                                   Name: Gavin Saitowitz
                                   Title: Managing Member

                                   SOUNDPOST PARTNERS, LP


                                   By:/s/ Jaime Lester
                                      -------------------------------------
                                   Name: Jaime Lester
                                   Title: Managing Member

                                   LYRICAL PARTNERS, L.P.


                                   By:/s/ Jeffrey Keswin
                                      -------------------------------------
                                   Name: Jeffrey Keswin
                                   Title: Managing Partner


                                   /s/ Gavin Saitowitz
                                   ----------------------------------------
                                   Gavin Saitowitz


                                   /s/ Jaime Lester
                                   ----------------------------------------
                                   Jaime Lester


                                   /s/ Jeffrey Keswin
                                   ----------------------------------------
                                   Jeffrey Keswin

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 15 of 18 PAGES
------------------------------                             --------------------


                                   APPENDIX A

   DIRECTORS, EXECUTIVE OFFICERS, GENERAL PARTNERS AND/OR MANAGING MEMBERS OF
                               REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director, executive officer and/or general and limited partner of Springbok, Springbok LLC, Soundpost and Lyrical, respectively. To the best of the Reporting Persons' knowledge, except as set forth in this Amendment No. 1, none of the directors or executive officers of any of Springbok, Springbok LLC, Soundpost or Lyrical, respectively, owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Amendment No. 1.



SPRINGBOK

Name                             Position                    Principal Occupation         Address/Citizenship

Gavin Saitowitz                  Managing Member             See Item 2                   See Item 2


SPRINGBOK LLC

Name                             Position                    Principal Occupation         Address/Citizenship

Gavin Saitowitz                  Managing Member             See Item 2                   See Item 2

Cisco J. del Valle               Managing Member             Investment Management        17 West 68th Street, #4,


SOUNDPOST

Name                             Position                    Principal Occupation         Address/Citizenship

Soundpost Advisors, LLC,  a     General Partner of           General Partner of           405 Park Ave., 6th Fl.,
Delaware limited liability      Soundpost                    Soundpost                    NY, NY, 10022
company

Jaime Lester                     Managing Member of          See Item 2                   See Item 2
                                 Soundpost Advisors, LLC

LYRICAL

Name                             Position                    Principal Occupation         Address/Citizenship

Lyrical Corp. I, LLC, a          General Partner of Lyrical  General Partner of Lyrical   405 Park Ave., 6th Fl.,
Delaware limited liability                                                                NY, NY, 10022
company

Jeffrey Keswin                   Managing Member of          See Item 2                   See Item 2
                                 Lyrical Corp. I, LLC



------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 16 of 18 PAGES
------------------------------                             --------------------
                                   APPENDIX B

  TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY THE REPORTING PERSONS(1) IN THE
                              LAST SIXTY (60) DAYS

The following tables set forth all transactions in Common Stock of the Issuer effected during the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective Reporting Person. The shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Springbok Capital Investors, LP

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                   1/16/09                     94,414(2)                      --


Springbok Capital Offshore, Ltd.

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                   1/16/09                    323,798(3)                      --

Springbok Capital Onshore, LLC

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                   1/13/09                           100                    1.19
                   1/16/09                    223,651(4)                      --
                   1/16/09                    487,800(5)                      --

Springbok Capital Master Fund, LP

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                   1/16/09                  (641,863)(6)                      --


Gavin Saitowitz

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                   1/16/09                  (487,800)(7)                      --

--------------------------
(1) Includes accounts under management of the Reporting Persons which have purchased or sold the Issuer's securities during the relevant period.

(2) Shares transferred from Springbok Capital Master Fund, LP.

(3) Shares transferred from Springbok Capital Master Fund, LP.

(4) Shares transferred from Springbok Capital Master Fund, LP.

(5) Shares transferred from Gavin Saitowitz.

(6) Shares transferred to Springbok Capital Investors, LP, Springbok Capital Offshore, Ltd. and Springbok Capital Onshore, LLC.

(7) Shares transferred to Springbok Capital Onshore, LLC.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 17 of 18 PAGES
------------------------------                             --------------------


HFR HE Soundpost Master Trust

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                  12/01/08                        13,289                    0.74
                   1/02/09                     (297,104)                    0.72


Soundpost Capital, LP


                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                  12/01/08                        66,723                    0.74
                   1/02/09                       521,160                    0.72


Soundpost Capital Offshore, Ltd.


                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                  12/01/08                      (80,012)                    0.74
                   1/02/09                     (224,056)                    0.72


Lyrical Opportunity Partners II, L.P.

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                  11/25/08                        47,100                    0.67


Lyrical Opportunity Partners II, Ltd.

                Trade Date       Amount Purchased (Sold)     Price per Share ($)
                  11/25/08                        52,916                    0.67

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 18 of 18 PAGES
------------------------------                             --------------------

Exhibit 99.7

                  AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: January 21, 2009


                                   SPRINGBOK CAPITAL MANAGEMENT, LLC


                                   By:/s/ Gavin Saitowitz
                                      -------------------------------------
                                   Name: Gavin Saitowitz
                                   Title: Managing Member

                                   SPRINGBOK CAPITAL ONSHORE, LLC

                                   By:/s/ Gavin Saitowitz
                                      -------------------------------------
                                   Name: Gavin Saitowitz
                                   Title: Managing Member

                                   SOUNDPOST PARTNERS, LP


                                   By:/s/ Jaime Lester
                                      -------------------------------------
                                   Name: Jaime Lester
                                   Title: Managing Member

                                   LYRICAL PARTNERS, L.P.


                                   By:/s/ Jeffrey Keswin
                                      -------------------------------------
                                   Name: Jeffrey Keswin
                                   Title: Managing Partner


                                   /s/ Gavin Saitowitz
                                   ----------------------------------------
                                   Gavin Saitowitz


                                   /s/ Jaime Lester
                                   ----------------------------------------
                                   Jaime Lester


                                   /s/ Jeffrey Keswin
                                   ----------------------------------------
                                   Jeffrey Keswin